Supplement filed pursuant to Rule 253(g)(2)

File No. 024-12572

SUPPLEMENT NO. 1 DATED JUNE 1, 2026

TO OFFERING CIRCULAR DATED APRIL 17, 2026

HEARTSCIENCES INC.

HeartSciences Inc.

550 Reserve St, Suite 360
Southlake, Texas 76092
682-237-7781

https://heartsciences.com

This Supplement No. 1 (this “Supplement”) supplements, and should be read in conjunction with, the Offering Circular of HeartSciences Inc. dated April 17, 2026, as qualified on April 17, 2026 (as may be further supplemented or amended from time to time, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

This Supplement is being filed solely to replace the Form of Common Warrant previously filed as exhibit 3.17 to the Offering Circular. An incorrect version of the Form of Common Warrant was previously filed due to an administrative error and is hereby replaced and superseded in its entirety by the corrected Form of Common Warrant filed herewith.

Exhibits

Exhibit 3.17	Form of Common Warrant.